New York Life Insurance Company 51 Madison Avenue New York, NY 10010 (212) 576-4958 E-Mail: trina_sandoval@newyorklife.com Trina Sandoval Associate General Counsel

October 13, 2017

VIA E-MAIL AND EDGAR

Frank A. Buda, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)
Initial Registration Statement filed on Form N-4

●	NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-219399 (New York Life Premier Variable Annuity – FP Series)

●	NYLIAC Variable Annuity Separate Account-IV, File Nos. 811-21397/333-219400 (New York Life Premier Variable Annuity – FP Series)

Dear Mr. Buda:

Thank you for your review of the above-referenced filings. We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) provided by letter that we received on September 19, 2017, in connection with the above-referenced registration statements (the “Registration Statements”) filed on July 21, 2017. For your convenience each of those comments is set forth below, followed by our response to the comment.

GENERAL

1.	Staff Comment:

Please update all blanks and bracketed language as appropriate.

Response: Comment complied with. All blanks and bracketed language have been updated as appropriate.

COVER PAGE

2.	Staff Comment:

In the second paragraph, you state that “not all [optional features] may be available at the time you are interested in purchasing a policy, as we reserve the right to prospectively restrict availability of the optional features.” Please delete this clause as later disclosure in the prospectus states that all of the optional riders must be elected at the time of application for the policy. If the company decides to stop offering a rider, the prospectus must be revised first.

Response:  Comment complied with. The clause “not all [optional] features may be available at the time you are interested in purchasing a policy” has been deleted.

3.	Staff Comment:

Please confirm that the Investment Divisions and Asset Allocation Models are shown entirely on the cover and inside cover pages of the prospectus. Otherwise, revise your disclosure.

Response:  Confirmed.

4.	Staff Comment:

In addition to the cross-reference to the “Investment Preservation Rider – FP Series (optional)” section of the prospectus, please include a cross-reference to Appendix 1.

Response:  Comment complied with. A cross-reference to “Appendix 1” has been added.

PROSPECTUS

Table of Fees and Expenses

5.	Staff Comment:

(a)	The prospectus states that there is “currently no charge for the first 12 transfers in a policy year” (emphasis added). Does NYLIAC intend to reserve the right to charge a transfer fee for the first 12 transfers in a policy year? If so, please revise the table to reflect the guaranteed maximum fee applicable to the first 12 transfers. If not, please delete “currently.”

Response:  The “Table of Fees and Expenses” has been revised.

(b)	The fee table includes a line for the “Current and guaranteed Mortality and Expense Risk and Administrative Costs Charge.” Please revise this to say “Current and guaranteed maximum . . .” to clarify that the current charge is also the maximum charge. See Form N-4, Item 3, Instruction 5.

Response:  Comment complied with. The “Table of Fees and Expenses” has been revised to add “maximum” to the fee table line for “Current and guaranteed Mortality and Expense Risk and Administrative Costs Charge.”

Expense Examples

6.	Staff Comment:

(a)	Please revise examples for both Accumulation Value-based M&E and Premium-based M&E to show the most expensive combination of riders first. In both instances, the first expense example must include the maximum expenses for the 10 Year Rider Holding Period and the Annual Death Benefit Reset Rider. Also, the Premium-based M&E examples should be shown first, as they reflect the highest applicable M&E charge.

Response:  Comment complied with. The examples have been revised to show the most expensive combination of riders first. In addition, the Premium-based M&E example has been moved before the Accumulation Value-based M&E example.

(b)	Delete the sentence in the introduction to the Examples that states: “Therefore, if your policy’s Accumulation Value exceeds that amount, the expenses would be slightly lower.” The examples are to show the highest combination of charges.

Response:  The disclosure has been revised to clarify that actual costs may be higher or lower.

(c)	Please supplementally confirm that the charges included in the examples for each rider are the guaranteed maximum charges and not the current charges (i.e., 2% for 10 Year Rider Holding Period and 1% for the Annual Death Benefit Reset Rider).

Response:  Confirmed. The examples and related disclosure have been updated to reflect guaranteed maximum charges. In addition, current charge examples and related disclosure have been added.

(d)	Please define both “IPR” and “ADBR” prior to their current first use in the expense examples.

Response:  Comment complied with. Defined terms for “IPR” and “ADBR” have been added to the “Definitions” section of the prospectus.

(e)	For the expense examples for both the Accumulation Value-based M&E and the Premium-based M&E, please clarify in each example that the IPR Rider included in the example is the 10 Year Rider Holding Period.

Response:  Comment complied with. The examples have been revised to clarify that the IPR rider included in the examples is the 10 year Holding Period.

Questions and Answers

7.	Staff Comment:

(a)	The description of the number of Investment Divisions in each Separate Account conflicts with the language in the cover pages, which states: “The Investment Divisions and Asset Allocation Models listed below are available regardless of the M&E Charge structure that you choose.” Please reconcile. If the investment options vary by Separate Account, that fact should be indicated on the list shown on the cover pages.

Response:  The disclosure, “[t]he Investment Divisions and Asset Allocation Models listed below are available regardless of the M&E Charge structure that you choose” is correct. The Investment Divisions and Asset Allocation Models listed on the cover page are the Investment Divisions Asset Allocation Models available under this specific policy, regardless of the M&E Charge structure that is chosen. Not all of the Separate Accounts’ Investment Divisions are available through this policy. The disclosure regarding the total number of Investment Divisions under each such Separate Account is responsive to Form N-4, Item 5(b)(iii).

(b)

(i) The fee table indicates that the maximum and current transfer fee is $30 for transfers exceeding 12 per policy year. The response to Question 3 states, “We currently do not charge for transfers.” Please revise either the fee table or the response to this Question to reflect the appropriate current transfer fee. (ii) Also, in Question 3, the response states that transfers can be made “at least 30 days prior to the Annuity Commencement Date.” Does this mean at any time prior to 30 days before the Annuity Commencement Date? The same clarification should be made to the disclosure in the “Transfers” section on page 27.

Response:  (i) The “Table of Fees and Expenses” has been revised to reflect the current transfer fee. See response to Question 5(a) above.

(ii) Comment complied with. The disclosure has been clarified.

(c)

In response to Question 4, the prospectus states, “In addition, we also deduct a charge for certain mortality and expenses risks (M&E Charge) NYLIAC assumes and for policy administration expenses.” Please clarify whether the policy administration expenses discussed at the end of the sentence are included in the M&E Charge. If not, please add the relevant expense to the fee table. Further, if the M&E charge also includes distribution charges, please disclose that as well.

Response:  Comment complied with. The disclosure has been revised to clarify that policy administration expenses are included in the M&E Charge. The M&E Charge does not include distribution charges; however, we note that we may use proceeds from the M&E Charge for any corporate purpose, including expenses relating to the sale of the policies, to the extent that surrender charges do not adequately cover sales expenses.

Condensed Financial Information

8.	Staff Comment:

Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the policies covered by this registration statement because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other policy offered through the same separate account (e.g., the other policy has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See Form N-4, Item 4(a), Instruction 1.

Response:  As described more fully below, we respectfully submit that the prospectus for the NYLIAC Premier Variable Annuity – FP Series policies (“FP Series Policies”) should not be required to include accumulation unit value information for other subaccounts available under other NYLIAC annuity policies funded by NYLIAC Variable Annuity Separate Account-III or NYLIAC Variable Annuity Separate Account-IV (together, the “Separate Accounts”) because:

(i) although the FP Series Policies are invested in Investment Divisions that are available through other policies we offer, they offer a new class of accumulation units;

(ii) the separate account charges for the Investment Divisions under the FP Series Policies may in the future deviate from those under other NYLIAC annuity policies which may result in divergent accumulation unit values for Investment Divisions under different policies;

(iii) disclosing accumulation unit value information relating to other NYLIAC annuity policies could be confusing to policyowners, especially if the different separate account charges under the policies may cause the values of the Investment Divisions under the different policies to diverge, and

(iv) the Staff has not historically interpreted Form N-4, Item 4 to require disclosure of condensed financial information in a prospectus for policies that are not being offered through such prospectus, and doing so now would impose financially burdensome disclosure, marketing, accounting and systems changes.

FP Series Policies Offer a New Class of Accumulation Units

The Staff’s comment cites to Form N-4 Item 4(a), Instruction 1. Instruction 1 to Item 4(a), provides that the condensed financial information “must be provided for each class of accumulation units of the Registrant derived from contracts offered by means of this prospectus.” NYLIAC respectfully submits that the interests under two different variable annuity policies with different terms and benefits are essentially different securities (or classes of accumulation units), regardless of whether they share the same separate account charge.

The fact that two securities have the same charge structure should not be determinative for whether they are the same security or class of security. Further to this point, mutual funds frequently create different share classes for different services, even when they share the same total expenses. For example, a fund might have one share class with a 0.25% 12b-1 fee, and another share class with a 0.25% administrative service fee. A mutual fund would naturally be permitted to treat these two offerings as different share classes.1

Similarly, the fact that two distinct variable annuity products have the same total separate account charge should not cause them to be viewed as the same security (or class thereof).

Changes to Separate Account Charges May Cause Accumulation Unit Values to Diverge

Even though NYLIAC may currently have multiple policy forms with the same current separate account charge, NYLIAC could subsequently lower the separate account charge for one policy but not another. To this point, NYLIAC recently lowered the separate account charges for certain policies. (See, e.g., post-effective amendment no. 15 to the Separate Accounts’ registration statement (File No. 333-156018), filed on February 2, 2016.) Accordingly, even if NYLIAC sets the initial accumulation unit value for an Investment Division under the FP Series Policies to be the same as the accumulation unit value for corresponding subaccounts under other policies offered by the Separate Accounts, the accumulation unit values would diverge as soon as NYLIAC implements any fee decrease for one of the policies but not the other.

We also note that NYLIAC’s FP Series Policies have a step-down Mortality and Expense Risk and Administrative Costs Charge after the Surrender Charge Period for the initial premium. This adds another layer of complexity if NYLIAC were to attempt to harmonize the accumulation unit values of Investment Divisions among multiple policies.

Disclosing Accumulation Unit Value Information for Other Policies May Be Confusing

NYLIAC submits that including the accumulation unit value information for certain Investment Divisions under other NYLIAC annuity policies in the condensed financial information for the FP Series prospectus may be confusing to policyowners.

Many variable annuity issuers disclose accumulation unit value information as relating to the particular policy funded by the prospectus (or particular rider under such policy). For example, NYLIAC’s condensed financial information tables currently disclose that the “policies were first offered on [date].” If NYLIAC were required to include condensed financial information derived from other policies, NYLIAC

1 See, e.g., https://www.sec.gov/Archives/edgar/data/351601/000119312517161120/d388693d497k.htm. See also, https://www.sec.gov/Archives/edgar/data/1097519/000119312517215131/d411204d497k.htm, and https://www.sec.gov/Archives/edgar/data/1006415/000157104917004845/t1701509_497k.htm.

would be required to amend disclosure to refer to policies not offered by the prospectus. Alternatively, issuers may be required to strip out information that refers to specific riders, which may inhibit policyowners’ ability to identify accumulation unit value tables by reference to specific rider names.

Accordingly, NYLIAC submits that it should not be required to include accumulation unit value information for Investment Divisions for policies that are not offered through the prospectus.

Industry Practice and SEC Staff Historical Position

Form N-4 has required disclosure of condensed financial information for decades. We are not aware of any historical Staff position that Form N-4, Item 4 requires that the prospectus for one variable annuity policy must include condensed financial information derived from other policies offered by the registrant by means of other prospectuses. By contrast, we understand the Staff has historically given comments to initial registration statements on Form N-4 that disclosure should be added stating that no condensed financial information is provided because the policies were not offered prior to the date of the prospectus.

NYLIAC (and perhaps other variable annuity issuers) has built systems and established disclosure regimes that accommodate this position. Any change in the way variable annuity issuers are required to compute and disclose accumulation unit values may require significant disclosure, marketing, accounting and systems changes and result in significant financial burdens.

NYLIAC respectfully submits that in view of the historical industry practice, the broad applicability of the Staff’s comment, and the potential financial and business consequences of changing historical practices of calculating and disclosing condensed financial information, any change in Staff position regarding the interpretation of Form N-4, Item 4 and related instructions, should be the subject of appropriate public review and comment to allow for the Staff and the industry to consider all the issues raised by this position.

Asset Allocation Model

9.	Staff Comment:

Please explain the notice procedure you follow when you offer a new Asset Allocation Model and provide a sample of a recent such notice used for another contract offered by the company.

Response:  The prospectus describes the currently available Asset Allocation Models. However, if we do offer new Asset Allocation Models or the Investment Divisions and allocation percentages for a model change due to events such as mergers, substitutions, liquidations or closures we will notify the policyowners of such change in either a supplement or amendment to the prospectus. The Staff most recently reviewed NYLIAC’s prospectus disclosure of new Asset Allocation Models in connection with NYLIAC’s post-effective amendment no. 15 to the registration statement describing the Premier Variable Annuity, Premier Plus Variable Annuity, Premier Variable Annuity II and Premier Plus Variable Annuity II policies (File No. 333-156018), filed on February 2, 2016.

Additions, Deletions, Or Substitutions Of Investments

10.	Staff Comment:

In the first sentence at the top of page 24, please clarify that you will secure any necessary regulatory approval prior to any substitution of shares in an Investment Division.

Response:  We have retained the existing disclosure. The existing disclosure addresses the comment since it qualifies that NYLIAC retains the right to make additions, deletions and substitutions “subject to any applicable law.”

The Policies

11.	Staff Comment:

Please delete the second sentence of the last paragraph on page 24. Add disclosure that all material state variations are specified in the prospectus or in an appendix to the prospectus.

Response:  NYLIAC confirms the prospectus discloses all state variations that are material to the terms of the policy, as of the prospectus date.

The Policies, Riders, (b) Investment Preservation Rider – FP Series (optional)

12.	Staff Comment:

(a)	Please provide your legal basis for suspending the right to reset the Guaranteed Amount for existing policyholders who have been paying for this benefit since policy issuance or delete this sentence.

Response:  Upon a reset of the Investment Preservation Rider, the Guaranteed Amount is increased to equal the Accumulation Value, less any Guaranteed Amount Proportional Reductions. At the end of the new Holding Period, we guarantee that the policyowner will receive an adjustment to the Accumulation Value if his or her Accumulation Value is less than the Guaranteed Amount. The ability to reset the guarantee is not what is being guaranteed under the rider. The Investment Preservation Rider form states, “We may suspend or discontinue the Rider Reset option at any time. Should this occur, we will promptly notify you in writing.”

(b)	(i) Please provide an example of how the IPR Reset operates. (ii) Please also clarify whether the IPR Reset is only available at the end of the Holding Period initially selected.

Response:  (i) We do not believe it is necessary to provide an example of how the IPR Reset operates because, we respectfully submit, that the disclosure regarding IPR Resets under “The Policies – Riders – (b) Investment Preservation Rider – FP Series (optional)” is adequate. Furthermore, the mechanics of how an IPR Reset operates are substantially similar to the example already provided of how the benefit from the IPR may be realized.

(ii) An IPR Reset can be requested prior to the end of the Holding Period initially selected. The disclosure regarding IPR Resets under “The Policies – Riders – (b) Investment Preservation Rider – FP Series (optional)” states that “[the policyowner] may request to reset the Guaranteed Amount at any time while the IPR is in effect as long as [certain age requirements are met].” In addition, the disclosure states that “[t]he reset will take effect on the Policy Anniversary immediately following the date we receive [the policyowner’s] request to reset.” We respectfully submit the existing IPR Reset disclosure regarding this issue is appropriate.

(c)	Please state, if true, that the Asset Allocation Categories and the Asset Allocation Models available with IPR will not change for existing contract owners after the rider has been issued. If not, please explain the nature of any changes you can make and your legal basis for making such changes.

Response:  Confirmed. Asset Allocation Categories and Asset Allocation Models available with IPR will not change for existing policyowners after the IPR rider has been issued. However, as disclosed in the prospectus, the Asset Allocation Categories and the Asset Allocation Models could change if a policyowner chooses an IPR Reset.

Charges and Deductions, Other Charges, (f) Annual Death Benefit Reset (ADBR) Rider Charge

13.	Staff Comment:

The prospectus states, “The charge for the ADBR Rider, for policyholders of all ages, is 0.25% per year (0.0625% per quarter).” Please revise to state that this is the current charge.

Response:  Comment complied with. The disclosure has been revised to specify that the ADBR Rider charge is the current charge.

Distributions Under the Policy, Annuity Commencement Date

14.	Staff Comment:

Please disclose the rules for determining the latest possible annuity commencement date. See Form N-4, Item 8(b).

Response:  NYLIAC determines the annuity commencement date, also known as the maturity date, which is disclosed in the policy. As disclosed in the prospectus, policyowners may change the annuity commencement date to an earlier date (but not prior to the first policy anniversary) or a later date, if we agree.

The Fixed Account

15.	Staff Comment:

Please revise the last sentence of the introductory paragraph to state that the disclosures regarding the Fixed Account are subject to certain applicable provisions of the federal securities laws, rather than “may be.”

Response:  We respectfully submit that we have retained the existing disclosure in the last sentence regarding applicability of federal securities laws consistent with the Staff’s written guidance on this subject as provided in the Staff’s Industry Comment Letter dated March 7, 1983.

Voting Rights

16.	Staff Comment:

(a)	Please delete the clause “To the extent required by law,” in the second sentence since current law requires proportionate voting.

Response:  The sentence has been revised to clarify that the disclosure reflects our current interpretation of applicable law.

(b)	If relying on a mixed and shared order, please add disclosure that shares owned by the company and its affiliates will also be proportionately voted.

Response:  NYLIAC respectfully submits that disclosure of how a life insurance company and its affiliates may vote their own shares of an underlying fund under the terms of various mixed and shared funding orders is not required by Form N-4. Further, NYLIAC notes that in a Staff industry comment letter, dated November 8, 1989, the Staff stated that an underlying fund’s prospectus should disclose the risks involved in mixed and/or shared funding, and that the separate account prospectus should “include disclosure or provide a cross-reference to the fund’s risk disclosure regarding mixed and/or shared funding.”

PART C

Financial Statements and Exhibits

17.	Staff Comment:

Please file actual agreements, rather than “forms of” See Rule 483.

Response:  NYLIAC submits that the agreements filed as exhibits are consistent with the requirements of Form N-4 and Rule 483 as historically administered by the Staff. NYLIAC notes that the agreements filed as exhibits are not standard forms, but rather set forth the actual provisions negotiated for each agreement. The reference to “form of” for certain agreements may, for example, reflect solely the fact that certain agreements exclude proprietary compensation terms or did not include conformed signatures when converted to EDGAR, notwithstanding that they actually had been fully executed in the form in which they were filed. The Staff has not historically required registrants to include such information in Form N-4 exhibits. NYLIAC also notes that some of the agreements have been included as exhibits in other NYLIAC registration statements for almost twenty years.

Powers of Attorney

18.	Staff Comment:

The Powers of Attorney do not appear to relate to these registration statements. Please file new Powers of Attorney with the pre-effective amendments.

Response:  The pre-effective amendments to the Registration Statements that we expect to file will include new Powers of Attorney.

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We appreciate your review of our responses to your comments received on September 19, 2017. We intend to incorporate these revisions in the Registration Statements by means of pre-effective amendments.

If you have any comments or questions, please feel free to contact me at (212) 576-4958 or Chip Lunde at (202) 965-8139.

Sincerely,

/s/ Trina Sandoval
Trina Sandoval
Associate General Counsel